

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via E-mail
Michael W. Mahler
President and Chief Executive Officer
First Federal of Northern Michigan Bancorp, Inc.
100 South Second Avenue
Alpena, MI 49707

>   **Re: First Federal of Northern Michigan Bancorp, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 6, 2014**
>   **File No. 333-195189**

Dear Mr. Mahler:

We have reviewed your response letter and amended registration statement dated June 6, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Alpena Banking Corporation's Background of the Merger, page 33

1. We note your response to comment 12 of our letter dated May 7, 2014. While your revised disclosure further describes the negotiations, no mention is made regarding the consideration to be paid. Please revise to describe any negotiations as to price. If no negotiations or changes were made regarding price, please disclose this fact and explain why no negotiations were conducted.

Management of Alpena Banking Corporation and Bank of Alpena, page 96

2. We note the revisions made in response to comment 6 of our letter dated May 7, 2014; however, you have not provided "specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director" as contemplated by Item 401 of Regulation S-K. Please revise this section to provide greater detail.

Appendix D – Financial Statements of Alpena Banking Corporation

3. Please revise to include all of the updated quarterly financial information for Alpena Banking Corporation (Alpena) that is required by Item 17(b) (8) of section C. "Information About the Company Being Acquired" of the Form S-4 Instructions. We note you only provide for Alpena a consolidated balance sheet and consolidated statements of income as of and for the three months ended March 31, 2014, respectively beginning on page D-38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Schroeder at (202) 551-3294 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Steve Lanter
        Luse Gorman Pomerenk & Schick